# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intelligent Living Application Group Inc., CIK 0001814963
CUSIP: G4804S119
Title of class of securities: Ordinary shares, par value of $0.001 per share
Address of issuer's principal executive offices: UNIT 2, 5/F, BLOCK A, PROFIT INDL BLDG., 1-15 KWAI FUNG CRESCENT, Kwai Chung, New Territories, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 02/19/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001963799
Persons authorized to receive notices and communications: Mr. Bong Lau, UNIT 2, 5/F, BLOCK A, PROFIT INDL BLDG., 1-15 KWAI FUNG CRESCENT, Kwai Chung, New Territories, Hong Kong (K3), 0000, 852-2481-7938

## Reporting persons
- Bong Lau (CIK 0001963799): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 54,234,000; shared voting power 0; sole dispositive power 1,434,000; shared dispositive power 0; aggregate amount beneficially owned 1,434,000 (43.8% of the class)
  Comment: The number of shares reported in rows 7, 9 and 11 include: (i) 234,000 ordinary shares, (ii) 200,000 series A preferred shares (each with 20 voting power and each series A preferred share is convertible into one ordinary share of the Company at the holder's option) and (iii) 1,000,000 series B preferred shares(each with 50 voting power and each series B preferred share is convertible into one ordinary share of the Company at the holder's option). Calculated based on: (i) a total of 2,076,974 issued and outstanding ordinary shares of the Issuer as of March 17, 2026 provided by the transfer agent to the Company and (ii) if the holder converts all series A and series B preferred shares to 1,200,000 ordinary shares in 60 days.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value of $0.001 per share
Name of issuer: Intelligent Living Application Group Inc.
Address of issuer's principal executive offices: UNIT 2, 5/F, BLOCK A, PROFIT INDL BLDG., 1-15 KWAI FUNG CRESCENT, Kwai Chung, New Territories, Hong Kong (K3), 0000

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Bong Lau (the "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.
Residence or business address: Mr. Bong Lau is a citizen of Canada. The business address of Mr. Bong Lau is Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong.
Present principal occupation or employment: Mr. Bong Lau is the chief executive officer and chairman of the board of directors of the Issuer. The business address of Mr. Bong Lau is Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Bong Lau is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Bong Lau owns (i) 234,000 ordinary shares, (ii) 200,000 series A preferred shares (each with 20 voting power and each series A preferred share is convertible into one ordinary share of the Company at the holder's option) and (iii) 1,000,000 series B preferred shares(each with 50 voting power and each series B preferred share is convertible into one ordinary share of the Company at the holder's option) of the Issuer, which totally represents approximately 43.8% of the outstanding Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Person under Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), calculated based on: (i) a total of 2,076,974 issued and outstanding ordinary shares of the Issuer as of March 17, 2026 provided by the transfer agent to the Company and (ii) if the holder converts all series A and series B preferred shares to 1,200,000 ordinary shares in 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Report on this Schedule 13D is hereby incorporated by reference herein.
Transactions in the class effected during the past sixty days: In December 2025, the Issuer effected a one (1) for ten (10) share consolidation for its issued and authorized ordinary shares and preferred shares. The share numbers in this report are post consolidation numbers, except for the numbers in Item 6 below. Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On February 19, 2025, the Compensation Committee of the Board of Directors (the "Board") of the Issuer granted stock awards of 2,000,000 Series A Preferred Shares, par value US$0.0001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes and is convertible into one ordinary share of the Company at the holder's option. On August 5, 2025, the Company entered into an Employment Agreement with Mr. Bong Lau, the Chief Executive Officer of the Company. The Agreement provides that Mr. Bong Lau will receive compensation in the amount of $204,000 per year, payable monthly and 10,000,000 Series B Preferred Shares for his services to the Company. Each Series B Preferred Share is entitled to fifty (50) votes and is convertible into one ordinary share of the Company at the holder's option. The term of the Employment Agreement is for five years. The compensation to Mr. Bong Lau was approved by the Compensation Committee of the Board and the Board on August 5, 2025. In December 2025, the Issuer effected a one (1) for ten (10) share consolidation for its issued and authorized ordinary shares and preferred shares. To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and between any of the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A - Employment Agreement between Bong Lau and the Company dated on August 5, 2025.
(incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 12, 2025)
B - Unrestricted Stock Award Agreement between Bong Lau and the Company
(incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 20, 2025)

## Signatures
- Bong Lau: /s/ Bong Lau, Bong Lau (03/20/2026)